                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                               2TheMart.com, Inc.
                               ------------------
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                   89151P 10 4
                                   -----------
                                 (CUSIP Number)


                               Robert J. Peterson
                                 Vice President
                              Net Investments, Inc.
                   6200 Riverside Drive, Cleveland, Ohio 44135
                                 (216) 265-2570
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 18, 1999
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89151P 10 4                  13D


1        NAME OF REPORTING PERSON

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Net Investments, Inc.
         34-1884455

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio, USA

                                    7       SOLE VOTING POWER
                                                4,519,200
NUMBER OF                           8       SHARED VOTING POWER
SHARES                                            -0-
BENEFICIALLY                        9       SOLE DISPOSITIVE POWER
OWNED BY                                        4,519,200
EACH                                10      SHARED DISPOSITIVE POWER
REPORTING                                         -0-
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            4,519,200

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              18.2%

14       TYPE OF REPORTING PERSON

                                                CO

CUSIP NO. 89151P 10 4                   13D



ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to shares of common stock, par value $.0001 per share, issued by 2TheMart.com, Inc., an Oklahoma corporation ("2TheMart"). The name and address of the principal executive office of the issuer is 2TheMart.com, Inc., 18301 Von Karman Avenue, 7th Floor, Irvine, California 92612.

ITEM 2.           IDENTITY AND BACKGROUND

         The Reporting Person is Net Investments, Inc., an Ohio corporation ("NII" or the "Reporting Person"). NII's principal executive offices are located at 6200 Riverside Drive, Cleveland, Ohio 44135 (Telephone (216) 265-2570). NII's principal business is making investments.

         Set forth in Schedule A hereto are the name, business address, present principal occupation or employment of each director and executive officer of NII. Each such person is a citizen of the United States.

         During the last five years, neither the Reporting Person nor any of its directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         NII paid the aggregate purchase price of $3,000,000 from its working capital.

ITEM 4.           PURPOSE OF TRANSACTION

         On November 17, 1999, for investment purposes, NII entered into a Stock Purchase Agreement ("Stock Purchase Agreement") with 2TheMart.com, Inc. ("2TheMart") and others pursuant to which NII agreed to make an investment of $3 million in 2TheMart in exchange for 2,000,000 shares of 2TheMart's common stock. NII's investment in 2TheMart was completed on November 18, 1999.

         Except as described below, the Reporting Person has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D:

         (a) The Reporting Person is not aware of such plan or proposal.

         (b) To the best of the Reporting Person's knowledge, no such transaction is contemplated.

CUSIP NO. 89151P 10 4                   13D


         (c) To the best of the Reporting Person's knowledge, no such transaction is contemplated.

         (d) Under the terms of the Stock Purchase Agreement, the controlling shareholders of 2TheMart (PZ Holdings Limited ("PZ") and DFM Holdings Ltd. ("DFM")) and the persons who control those shareholders (Steven W. Rebeil ("Rebeil") in the case of PZ and Dominic J. Magliarditi ("Magliarditi") in the case of DFM) have agreed, as soon as reasonably practicable but no later than May 9, 2000, to take all actions necessary to (i) increase the size of 2TheMart's board of directors from two to five members and (ii) elect three independent directors satisfactory to NII. Rebeil is the chairman of the board and chief executive officer of 2TheMart. Magliarditi is the president, chief operating officer, secretary, chief financial officer and a director of 2TheMart.

         (e) The Reporting Person is not aware of any change to 2TheMart's present capitalization or dividend policy.

         (f) The Reporting Person is not aware of any material change in 2TheMart's business or corporate structure.

         (g) Except as described below, the Reporting Person is not aware of any changes in 2TheMart's articles of incorporation or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of 2TheMart by any person. NII is a party to a letter agreement dated October 8, 1999 (the "Letter Agreement"), by and among Rebeil, Magliarditi, PZ, DFM, 2TheMart and NII restricting the transfer of the shares of common stock of 2TheMart owned or held by PZ, DFM, Rebeil and Magliarditi until October 8, 2001. According to 2TheMart's, Rebeil's, Magliarditi's, PZ's and DFM's representations and warranties in the Stock Purchase Agreement, Rebeil is the owner (through PZ) of 8,400,000 shares of 2TheMart common stock and Magliarditi (through DFM) is the owner of 5,600,00 shares of 2TheMart common stock. Based on those representations and warranties and the Schedule 13Ds filed with the Securities and Exchange Commission by Rebeil and Magliarditi and giving effect to the Stock Purchase Agreement, the Reporting Person believes that Rebeil and Magliarditi together control 2TheMart through their combined ownership of approximately 57.1% of the issued and outstanding shares of 2TheMart's common stock. Because the Letter Agreement restricts the transfer of Rebeil's and Magliarditi's 2TheMart common stock, it could be considered to impede an acquisition of control of 2TheMart. However, NII could consent to a waiver of the transfer restrictions or 2TheMart could issue additional shares of its common stock.

         (h) The Reporting Person is not aware of any such plan or proposal.

         (i) The Reporting Person is not aware of any such plan or proposal.

         (j) The Reporting Person is not aware of any such actions other than those described herein.

CUSIP NO. 89151P 10 4                   13D


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) The responses of the Reporting Person to Rows 7 through 13 of the cover page of this statement on Schedule 13D are incorporated herein by reference. Prior to the consummation of the investment, the Reporting Person owned 2,519,200 shares of 2TheMart's common stock. The Reporting Person acquired an additional 2,000,000 shares of 2TheMart's common stock pursuant to the Stock Purchase Agreement, making the Reporting Person the owner of 4,519,200 shares of 2TheMart's common stock. As a result of its investment the Reporting Person is the beneficial owner of 18.2% of the outstanding common stock of 2TheMart.

         (b) The Reporting Person Stock has the sole power to vote and dispose of the 4,519,200 shares of common stock identified as beneficially owned by it in Item 5(a).

         (c) On October 8, 1999, the Reporting Person in a private transaction acquired 300,000 shares of 2TheMart's common stock pursuant to a stock purchase agreement by and between the Reporting Person and 2TheMart. The aggregate purchase price was $999,999 ($3.33 per share). Except as disclosed in this
Schedule 13D, neither the Reporting Person nor, to the best of the knowledge of the Reporting Person, any of its directors or executive officers, has effected any transaction in 2TheMart's common stock in the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) STOCK PURCHASE AGREEMENT (OCTOBER 8, 1999).

         On October 8, 1999, the Reporting Person in a private transaction acquired 300,000 shares of 2TheMart's common stock pursuant to a stock purchase agreement by and between the Reporting Person and 2TheMart. The aggregate purchase price was $999,999 ($3.33 per share).

         (b) STOCK PURCHASE AGREEMENT (NOVEMBER 17, 1999).

         The Reporting Person is a party to the Stock Purchase Agreement (see
Item 4 above) pursuant to which NII agreed to make an investment of $3 million in 2TheMart in exchange for 2,000,000 shares of 2TheMart's common stock.

         (c) REGISTRATION RIGHTS AGREEMENT.

         The Reporting Person and 2TheMart are parties to a Registration Rights Agreement (the "Registration Rights Agreement") relating to the shares of 2TheMart common stock acquired by the Reporting Person pursuant to the Stock Purchase Agreement. The Registration Rights Agreement provides that the Reporting Person (or persons to whom the Reporting Person transfers 2TheMart common stock who agree to be bound by the Registration Rights Agreement)

CUSIP NO. 89151P 10 4                   13D


may make three demands to have shares of 2TheMart common stock registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain limitations including that no demand registration may be made for less than 650,000 shares of 2TheMart's common stock. The Reporting Person also has certain "piggy-back" registration rights. The Reporting Person must be notified by 2TheMart prior to the filing of any registration statement under the Securities Act by 2TheMart.

         (d) OCTOBER 8, 1999 LETTER AGREEMENT.

         The Reporting Person is a party to the Letter Agreement (see Item 4(g) above). The Letter Agreement, among other things, restricts the transfer of the shares of 2TheMart common stock owned or held by PZ, DFM, Rebeil and Magliarditi until October 8, 2001.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         (a) Letter Agreement dated October 8, 1999, by and among Rebeil, Magliarditi, PZ, DFM, 2TheMart and NII.

         (b) Stock Purchase Agreement, dated as of November 17, 1999, by and among Rebeil, Magliarditi, PZ, DFM, 2TheMart and NII.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                       NET INVESTMENT, INC., AN OHIO CORPORATION
                                  By:  /s/ Robert J. Peterson

                                       Name:    Robert J. Peterson
                                       Title:     Vice President

Dated:  November 29, 1999

CUSIP NO. 00753C 10 2                13D


                           SCHEDULE A TO SCHEDULE 13D


                        DIRECTORS AND EXECUTIVE OFFICERS

                            OF NET INVESTMENTS, INC.

         The following table sets forth the name, business address, present principal occupation or employment of each director and executive officer of Net Investments, Inc., an Ohio corporation.

            DIRECTORS AND EXECUTIVE OFFICERS OF NET INVESTMENTS, INC.


                                   PRESENT                                      PRESENT
NAME                               BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                               ----------------                             --------------------

Raymond P. Park                    6200 Riverside Drive                         Chairman of the Board
                                   Cleveland, Ohio 44135                        and Chief Executive Officer
                                                                                Park Corporation

Dan K. Park                        6200 Riverside Drive                         President
                                   Cleveland, Ohio 44135                        Park Corporation

Kelly C. Park                      6200 Riverside Drive                         Vice President
                                   Cleveland, Ohio 44135                        Park Corporation

Robert J. Peterson                 6200 Riverside Drive                         Vice President
                                   Cleveland, Ohio 44135                        and General Counsel
                                                                                Park Corporation

Shelva J. Davis                    6200 Riverside Drive                         Vice President
                                   Cleveland, Ohio 44135                        and Secretary
                                                                                Park Corporation

CUSIP NO. 89151P 10 4                   13D


                                  EXHIBIT INDEX

         (a) Letter Agreement dated October 8, 1999, by and among Rebeil, Magliarditi, PZ, DFM, 2TheMart and NII.

         (b) Stock Purchase Agreement, dated as of November 17, 1999, by and among Rebeil, Magliarditi, PZ, DFM, 2TheMart and NII.

[2TheMart letterhead]                                                Exhibit (a)





October 8, 1999


PERSONAL AND CONFIDENTIAL
-------------------------

Raymond P. Park
Net Investments, Inc.
6200 Riverside Drive
Cleveland, OH 44135

                  RE:      STOCK PURCHASE

Dear Ray:

         In consideration of Net Investments, Inc. ("NII") purchasing 300,000 newly issued shares of common stock from 2TheMart.com, Inc. ("2TheMart") at $3.33 per share for an aggregate purchase price of $999,000 each of (i) Steven
W. Rebeil ("SWR"), General Partner of PZ Holdings Limited, a Colorado limited partnership ("PZLP"), which owns 8,400,000 shares of common stock of 2TheMart,
(ii) Dominic J. Magliarditi ("DJM"), General Partner of DFM Holdings, Ltd., a Nevada limited partnership ("DFMLP"), which owns 8,500,000 shares of common stock of 2TheMart, (iii) PZLP, (iv) DFMLP and (v) 2TheMart, hereby agree as follows:

         1. For a period of two years from the date of this letter, each of SWR, DJM, PZLP and DFMLP and, in each case, any person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with any of the foregoing individuals or entities, agrees to hold and not to sell, exchange, give, transfer, pledge, assign, hypothecate, trade, convey, grant any option or right to purchase, or otherwise dispose of or encumber, or permit to be encumbered by liens or legal or equitable interests of any other person or entity (collectively "Transfer") any or all shares of 2TheMart capital stock held by it. For a period of two years from the date of this letter, Steven W. Rebeil, as the General Partner of PZLP, and Dominic J. Magliarditi, as the General Partner of DFMLP, each agree that all partnership interests in PZLP and DFMLP, respectively, shall continue to be held by the current owners and that no such partnership interests shall be Transferred to any person or entity. Notwithstanding the foregoing, partnership interests in PZLP and DFMLP may be Transferred by will or intestate succession. In order to effectuate the Transfer restrictions set forth above, within 10 days of the date of this letter, the stock certificates representing all shares of capital stock of 2TheMart owned by SWR, DJM, PZLP or DFMLP shall be endorsed

Raymond P. Park
Net Investments, Inc.
October 8, 1999
Page 2


              with a legend, in a form satisfactory to NII, to reflect said Transfer restrictions.

         2. On September 10, 1999, PZLP loaned $2,000,000 to 2TheMart pursuant to that certain Loan Agreement of that same date (the "Loan"). Notwithstanding anything therein to the contrary, PZLP hereby forgives, cancels and forever and completely discharges the Loan, and hereby releases 2TheMart of any and all of its obligations and liabilities under the Loan, including, without limitation, payments of principal and interest thereon by 2The Mart, and any guarantees or security interests granted by 2TheMart with respect to the Loan. This forgiveness and cancellation of the Loan will be deemed to be and shall be treated as an additional contribution to the capital of 2TheMart by PZLP without any additional shares of capital stock being issued by 2TheMart.

         3. For a period of two years from the date of this letter, neither SWR nor DJM shall receive any increase in their respective current salaries nor shall they receive bonuses (cash or non-cash), stock options or any other form of non-cash compensation from 2TheMart.

         4. 2TheMart has retained the services of Gibson, Dunn & Crutcher to provide legal services to 2TheMart in connection with corporate and securities matters.

         If the above accurately sets forth our mutual understanding, please sign this letter where noted below and send a signed copy to me by facsimile. We will forward the original of this letter to you upon our receipt of the signed fax copy from you.

                                            Sincerely,

DFM HOLDINGS, LTD., A NEVADA                PZ HOLDINGS LIMITED, A COLORADO
LIMITED PARTNERSHIP                         LIMITED PARTNERSHIP



By: /s/ Dominic J. Magliarditi              By: /s/ Steven W. Rebeil
    --------------------------                  -------------------------------
    Name:  Dominic J. Magliarditi               Name:  Steven W. Rebeil
    Title: General Partner                      Title: General Partner


/s/ Francine R. Magliarditi
-----------------------------------
Francine R. Magliarditi
General Partner

Raymond P. Park
Net Investments, Inc.
October 8, 1999
Page 3


2THEMART.COM, INC., AN OKLAHOMA            DOMINIC J. MAGLIARDITI, AN INDIVIDUAL
CORPORATION

By:  /s/ Steven W. Rebeil                  /s/ Dominic J. Magliarditi
     -----------------------------         -------------------------------------
     Name:  Steven W. Rebeil               Name:  Dominic J. Magliarditi
     Title: Chairman of the Board and
            Chief Executive Officer

By:  Dominic J. Magliarditi
     -----------------------------
     Name:  Dominic J. Magliarditi
     Title: President


STEVEN W. REBEIL, AN INDIVIDUAL

/s/ Steven W. Rebeil
----------------------------------
Name:  Steven W. Rebeil

                                           ACKNOWLEDGED AND AGREED:

                                           NET INVESTMENTS, INC.

                                           By: /s/ Raymond P. Park
                                               ---------------------------------
                                               Name:  Raymond P. Park
                                               Title:

                                                                     Exhibit (b)



                            STOCK PURCHASE AGREEMENT

         STOCK PURCHASE AGREEMENT, dated as of November 17, 1999, by and among Net Investments, Inc., an Ohio corporation ("Purchaser"), 2TheMart.com, Inc., an Oklahoma corporation ("Seller"), Steven W. Rebeil ("Rebeil"), Dominic J. Magliarditi ("Magliarditi"), PZ Holdings Limited, a Colorado limited partnership ("PZ"), and DFM Holdings, Ltd., a Nevada limited partnership ("DFM"),

                              W I T N E S S E T H:

         WHEREAS, Rebeil, the chairman of the board of directors and chief executive officer of Seller, through PZ owns 8,400,000 shares of Seller's common stock;

         WHEREAS, Magliarditi, the president, chief operating officer, secretary and chief financial officer of Seller, through DFM owns 5,600,000 shares of Seller's common stock;

         WHEREAS, together Rebeil and Magliarditi control Seller;

         WHEREAS, Seller desires to issue and sell 2,000,000 shares of common stock, par value $0.0001 per share (the "Shares"), of Seller to Purchaser on the terms and conditions set forth in this Stock Purchase Agreement (hereinafter called "Agreement"); and

         WHEREAS, Purchaser desires to purchase from Seller the Shares on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the promises and respective mutual agreements herein contained, it is agreed by and between the parties hereto as follows:

                                    ARTICLE 1
                         SALE AND PURCHASE OF THE SHARES

         1.1 SALE OF THE SHARES. Upon the execution of this Agreement as provided in Paragraph 4.1 hereto (the "Closing"), subject to the terms and conditions herein set forth, and on the basis of the representations, warranties and agreements herein contained, Seller shall sell to Purchaser, and Purchaser shall purchase from Seller, the Shares.

         1.2 INSTRUMENTS OF CONVEYANCE AND TRANSFER. Promptly after the payment of the Purchase Price (as defined below), but in no event later than three (3) days after the payment of the Purchase Price, Seller shall deliver a certificate or certificates representing the Shares to Purchaser, in form and substance satisfactory to Purchaser, as shall be effective to vest in Purchaser all right, title and interest in and to all of the Shares, as set forth in Article 4 herein.

         1.3 CONSIDERATION AND PAYMENT FOR THE SHARES. In consideration for the Shares, Purchaser shall pay a purchase price equal to $1.50 per share, for a total purchase price of $3,000,000 ("Purchase Price"). Purchaser shall forward the Purchase Price to Seller on the Closing Date in accordance with the wire instructions set forth in Paragraph 4.3.


                                    ARTICLE 2
                          REPRESENTATIONS AND COVENANTS

         2.1 Seller, Rebeil, Magliarditi, PZ and DFM hereby represent and warrant that:

                  (a) ORGANIZATION; POWER AND AUTHORITY. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. PZ is a partnership duly organized, validly existing and in good standing under the laws of the State of Colorado and has all requisite partnership power and authority to own, lease and operate its properties and to carry on its business as now conducted. DFM is a partnership duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite partnership power and authority to own, lease and operate its properties and to carry on its business as now conducted.

                  (b) AUTHORIZATION OF AGREEMENT. Seller, PZ and DFM have taken all action necessary to authorize the execution, delivery and performance of this Agreement by Seller, PZ and DFM, and no other proceedings on the part of Seller, PZ or DFM are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions hereunder.

                  (c) BINDING OBLIGATION. Seller, PZ, DFM, Rebeil and Magliarditi have caused this Agreement to be duly and validly executed and delivered by Seller, PZ, DFM, Rebeil and Maglairditi to Purchaser, and this Agreement constitutes a valid and binding obligation of Seller, PZ, DFM, Rebeil and Magliarditi, enforceable against Seller, PZ, DFM, Rebeil and Magliarditi in accordance with its terms.

                  (d) CAPITALIZATION; TITLE TO SHARES. The authorized capital stock of Seller consists of (i) 50,000,000 shares of common stock, of which, as of the date hereof, there are 25,745,430 shares issued and outstanding, and (ii) 25,000,000 shares of preferred stock, of which, as of the date hereof, there are no shares issued and outstanding. All of the issued and outstanding shares of common stock have been duly authorized for issuance and are validly issued, fully paid, nonassessable and free of preemptive rights. Upon payment of the Purchase Price therefor and delivery by Seller to Purchaser of certificates for the Shares which Purchaser is acquiring pursuant to
         Article 1 hereof, the Shares will be duly authorized, validly issued and outstanding, and fully paid and nonassessable, and Purchaser will acquire good, valid and marketable title thereto, free and clear of all liens, security interests, pledges, encumbrances, charges, restrictions, demands and claims, of any kind and nature whatsoever, whether direct or indirect or contingent, except as set forth in Paragraph 2.2 herein. Except as set forth on SCHEDULE 2.1(d), there is no existing option, warrant, call, right, commitment or other agreement of any character to which Seller is a party requiring, and there are no securities of Seller outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any shares of capital stock or other equity securities of Seller or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of Seller.

                  (e) CONFLICTS; CONSENTS OF THIRD PARTIES. (i) Except as set forth on SCHEDULE 2.1(e) hereto, none of the execution and delivery by Seller, PZ or DFM of this Agreement, the consummation of the transactions contemplated hereby, or compliance by Seller, PZ or DFM with any of the provisions hereof will (A) conflict with, or result in the breach of, any provision of the articles of incorporation, by-laws, partnership agreement, as applicable, or comparable organizational documents of Seller, PZ or DFM; (B) conflict with, violate, result in the breach or termination of, or constitute a default under any note, bond, mortgage or indenture or any other contract to which Seller, PZ or DFM is a party or by which Seller, PZ or DFM or any of their properties or assets is bound; (C) violate any statute, rule, regulation, order or decree of any governmental body or authority by which Seller, PZ or DFM is bound; or (D) result in the creation of any lien upon any properties or assets of Seller, PZ or DFM or give rise to, or accelerate, any rights of any person or entity under any instrument, law or other item or provision referred to in clause (A),
         (B) or (C), above, and (ii) except as set forth on SCHEDULE 2.1(e) hereto, no consent, waiver, approval, order, permit or authorization of, or declaration or filing with, or notification to, any person or governmental authority is required in connection with Seller's, PZ's or DFM's execution and delivery of this Agreement, the consummation of the transactions contemplated hereby, or the compliance by Seller, PZ or DFM with any of the provisions hereof.

                  (f) NO UNDISCLOSED LIABILITIES. Except as set forth on
         SCHEDULE 2.1(f) hereto or as fully reflected in, reserved against or otherwise described in the October 31, 1999 Balance Sheet attached hereto as SCHEDULE 2.1(f), Seller has no indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise, and whether due or to become due) that (i) would have been required to be reflected in, reserved against or otherwise described in the October 31, 1999 Balance Sheet in accordance with generally accepted accounting principles applied on a basis consistent with past practice, or (ii) were not incurred in the ordinary course of business consistent with past practice since October 31, 1999.

                  (g) LITIGATION. Except as set forth in SCHEDULE 2.1(g) hereto, there is no suit, action, proceeding, investigation, claim or order pending before any court, or before any governmental department, commission, board, agency, or instrumentality or threatened against Seller (or threatened against any of the officers, directors or key employees of Seller with respect to their activities on behalf of or in connection with Seller), which, if adversely determined, would have an adverse effect on Seller; nor is there any reasonable basis for any such action, proceeding, or investigation.

                  (h) MATERIAL CONTRACTS. Except as set forth in SCHEDULE 2.1(h) hereto or as listed under the heading "Financial Statements and Exhibits" in the registration statement on Form 10 filed by Seller with the Securities and Exchange Commission on August 26, 1999 (the "Form 10"), Seller is not a party to, and is not bound by, any agreement, contract, instrument, commitment or understanding, whether written or oral, that (i) was required to be filed as an exhibit to the Form 10,
         (ii) requires aggregate payments from or to Seller or any other party, or has a value to Seller or any other party, which exceeds $10,000,
         (iii) is material to the business, financial condition or results of operations of Seller, or (iv) places any material restrictions on the ability of Seller to engage in any business. No agreement, contract or other instrument identified under the heading "Financial Statements and Exhibits" on the Form 10 has been terminated, amended in any respect or otherwise modified since August 26, 1999.

                  (i) SECURITIES ISSUANCES AND SECURITIES LAWS. SCHEDULE 2.1(i) and Item 10 of the Form 10 entitled "Recent Sales of Unregistered Securities" together contain an accurate and complete description of all issuances of securities of Seller between December 22, 1998 and the date hereof. SCHEDULE 2.1(i) also contains an accurate and complete description of all current offerings of Seller's securities, including the total amount of securities offered, the purchase price per share or security offered, the status of the offering and the applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Form 10 complies in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and did not when filed contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Seller has not: (i) issued any securities in violation of the requirements of Section 5 of the Securities Act, or any other law; (ii) violated any rule, regulation or requirement under the Securities Act or the Exchange Act; or (iii) purchased any securities in violation of any applicable state or federal securities law or any agreement or contract governing the purchase of those securities.

                  (j) SECURITIES OWNERSHIP. SCHEDULE 2.1(j) completely and accurately sets forth Rebeil's and Magliarditi's direct or indirect ownership of Seller's common stock, including any common stock owned by PZ or DFM. SCHEDULE 2.1(j) also completely and accurately sets forth the name, address and partnership interest of each partner of PZ and DFM. Other than the common stock identified on SCHEDULE 2.1(j), neither Rebeil nor Magliarditi has (i) any interest in any securities of Seller or (ii) the power to influence the disposition or voting of any securities of Seller.

                  (k) INVESTIGATIONS. To the knowledge of Seller, PZ, DFM, Rebeil and Magliarditi, neither the Seller nor any activities in connection with Seller's business or the offer or sale of Seller's securities, is being investigated by any governmental authority. The Seller has not received any notice (whether oral or written or formal or informal) of any governmental investigation or inquiry.

                  (l) IBM OBLIGATIONS. Seller, Rebeil, Magliarditi, PZ and DFM confirm that, assuming the accuracy of Purchaser's representations and warranties set forth in Paragraph 2.11(d), Purchaser has made all requisite efforts on behalf of Seller to convince IBM to extend Seller's payment obligations in connection with certain Web page application services provided to Seller by IBM.

                  (m) SALARY. On October 8, 1999, Rebeil's and Magliarditi's salary was $200,000 per annum each. Seller does not owe either Rebeil or Magliarditi any amounts for any past services provided by either Rebeil or Magliarditi other than their respective bi-monthly salaries which have accrued but have not yet become payable.

                  (n) EXEMPTION. Assuming the accuracy of the representations and warranties of Purchaser set forth in Paragraphs 2.11(a) through 2.11(c), the offer, issuance and delivery by Seller to Purchaser of the Shares, in the manner and under the circumstances contemplated by this Agreement, are transactions which do not require registration under the Securities Act or any state securities laws or corporation laws.

                  (o) INFORMATION. The information provided to Purchaser or its representatives by Seller at Purchaser's or its representative's request concerning (i) pending litigation involving Seller and (ii) any governmental filings and proceedings relating to Seller, was and remains accurate and complete and does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

         2.2 On the Closing Date as defined herein in Paragraph 4.1, Seller shall deliver to Purchaser certificates representing the Shares subject to no liens, security interests, pledges, encumbrances, charges, restrictions, demands or claims in any other party whatsoever, except as set forth in the legend on the certificate(s), which legend shall provide as follows:

                  THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, OR HYPOTHECATED FOR A PERIOD OF ONE YEAR FROM THE ISSUANCE THEREOF EXCEPT (i) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND SUCH REGISTRATION OR QUALIFICATION AS MAY BE

                  NECESSARY UNDER THE SECURITIES LAWS OF ANY STATE, OR (ii) ON THE COMPANY'S RECEIPT OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION OR QUALIFICATION IS NOT REQUIRED.

         2.3 As soon as reasonably practicable, Seller shall cause (i) the legend on any certificates representing shares of the Seller's common stock owned by Purchaser to be amended to comport with the legend in Paragraph 2.2. Further, any contract or agreement between Seller and Purchaser relating to Purchaser's purchase of shares of the Seller's common stock is hereby amended to impose no more restrictive obligations regarding the sale or transfer of such common stock than those contained in the legend in Paragraph 2.2. No further action is required by the parties to amend such contracts or agreements other than the execution of this Agreement.

         2.4 As soon as reasonably practicable, but (i) if a meeting of shareholders is required, in no event later than the next meeting of shareholders, which meeting shall held no later than May 9, 2000, (ii) if a meeting of shareholders is not required, in no event later than sixty (60) days from the date hereof, each of Rebeil, Magliarditi, PZ and DFM and, in each case, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with any of the foregoing individuals or entities, agrees to (a) take all necessary actions to increase the number of directors of the Board of Directors from two (2) to five (5), and
(b) appoint or elect three (3) independent directors satisfactory to Purchaser. If the actions to be taken with respect to the directors pursuant to this Paragraph 2.4 are not completed by May 9, 2000, if a meeting of shareholders is required, or January 17, 2000 if a meeting of shareholders is not required, then Seller shall reduce Rebeil's and Magliarditi's salary to an amount not to exceed $150,000 per annum until such time as the actions to be taken with respect to the directors pursuant to this Paragraph 2.4 are completed.

         2.5. Each of PZ, DFM, Rebeil and Magliarditi represents and warrants that Purchaser's investment in Seller pursuant to this Agreement constitutes good and valuable consideration for its or his compliance with the covenants and conditions imposed on it or him by this Agreement.

         2.6 Seller shall provide Purchaser as soon as reasonably practicable, certificates, as of the most recent practicable date after the Closing, as to the corporate existence and foreign qualification of the Company issued by the Secretary of State of the State of Oklahoma and the Secretary of State of the State of California, respectively.

         2.7 Neither Seller, Rebeil, Magliarditi, PZ or DFM, without the express written consent of Purchaser, will at any time take any action inconsistent with any representation, warranty or covenant made by any of them in this Agreement.

         2.8 Seller will at all times conduct its affairs, and Rebeil, Magliarditi, PZ and DFM will cause Seller to, and each will at all times conduct its or his affairs with respect to Seller's business, in full conformity and compliance with all applicable laws and regulations.

         2.9 Seller, Rebeil, Magliarditi, PZ and DFM agree that any shares of Seller's common stock that may be received by PZ and DFM pursuant to the Escrow Agreement, dated as of December 22, 1998, by and among Ricky Chow, DFM, PZ, CD-Rom Yearbook Company, an Oklahoma corporation, 2TheMart.com, Inc., a Nevada corporation, and MRC Legal Services Corporation (the "Escrow Shares") shall be "shares of 2TheMart capital stock" held by PZ or DFM under the Letter Agreement dated October 8, 1999 (the "Letter Agreement"), by and among Rebeil, Magliarditi, PZ, DFM, Seller and Purchaser, and the restrictions on Rebeil, Magliarditi, PZ and DFM set forth in section 1 of the Letter Agreement shall apply fully to the Escrow Shares.

         2.10 For a period of two years starting from the date hereof (the "Audit Term"), Seller, Rebeil, Magliarditi, PZ and DFM shall cause Seller's chief financial officer to deliver to Purchaser a certificate in the form attached hereto as Exhibit B on or before the last day of each fiscal quarter of Seller. Seller, Rebeil, Magliarditi, PZ and DFM agree that Purchaser, at any time during the Audit Term, upon reasonable notice to Seller, may inspect, or cause a certified public accountant retained by Purchaser at Purchaser's expense to inspect, Seller's books and records to confirm compliance by the parties with this Agreement and the Letter Agreement.

         2.11     Purchaser hereby represents and warrants that:

                  (a) Purchaser acknowledges that the Shares will be "restricted securities" (as such term is defined in Rule 144 promulgated under the Act ("Rule 144")), that the Shares will include the foregoing restrictive legend, and, except as otherwise set forth in this Agreement, that the Shares cannot be sold for a period of one (1) year from the date of issuance unless registered with the Securities and Exchange Commission and qualified by appropriate state securities regulators, or unless Purchaser delivers an opinion of counsel satisfactory to Seller that such registration or qualification is not required.

                  (b) Purchaser has the full right, power and authority to enter into this Agreement and to carry out and consummate the transaction contemplated herein. This Agreement constitutes the legal, valid and binding obligation of Purchaser.

                  (c) Purchaser acknowledges that investment in the Shares involves substantial risks and is suitable only for persons of adequate financial means who can bear the economic risk of an investment in the Shares for an indefinite period of time. Purchaser further represents that it:

                           (i) is an "Accredited Investor" as that term is
                  defined in Regulation D promulgated under the Act;

                           (ii) is acquiring the Shares for its own account, for
                  investment purposes only and not with a view toward resale, assignment or distribution thereof, and no other person other than the beneficial owners of Seller has a direct or indirect beneficial interest, in whole or in part, in such Shares;

                           (iii) has, together with its officers and advisors
                  such knowledge and experience in financial, tax and business matters that it is capable of evaluating the merits and risks of an investment in the Shares; and

                           (iv) has been given the opportunity to ask questions
                  of and to receive answers from persons acting on Seller's behalf concerning the terms and conditions of this transaction and also has been given the opportunity to obtain any additional information that Seller possesses or can acquire without unreasonable effort or expense.

                  (d) On behalf of Seller, Purchaser has communicated with representatives of IBM to attempt to convince IBM to extend Seller's payment obligations in connection with certain Web page application services provided to Seller by IBM.

                                    ARTICLE 3
                              CONDITIONS TO CLOSING

         The obligation of Purchaser to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                  (a) The representations of Seller, Rebeil, Magliarditi, PZ and DFM set forth in Article 2 above shall be true and correct in all respects at and as of the Closing;

                  (b) Purchaser and Seller shall have entered into a registration rights agreement in form and substance as set forth in Exhibit A attached hereto;

                  (c) DFM and Magliarditi shall have delivered to Seller for cancellation without further consideration stock certificates representing in the aggregate 2,900,000 shares of common stock of Seller, and Seller shall have canceled those stock certificates;

                  (d) Rebeil shall have contributed $1,500,000 to the capital of Seller without any additional shares of common stock of Seller being issued by Seller ("Rebeil's Capital Contribution");

                  (e) Magliarditi shall have contributed $250,000 to the capital of Seller without any additional shares of common stock of Seller being issued by Seller ("Magliarditi's Capital Contribution");

                  (f) Seller shall have delivered to Purchaser written evidence from IBM satisfactory to Purchaser that all the funds from Rebeil's Capital Contribution and Magliarditi's Capital Contribution were used by Seller to pay IBM under the IBM Customer Agreement No. VGY1816, Hardware Addendum Transaction No. T96BUV2 dated August 5, 1999, between Seller and IBM;

                  (g) Seller shall have delivered evidence satisfactory to Purchaser of the cancellation and termination of the loan referenced in section 2 of the Letter Agreement, including but not limited to, written evidence of the termination of any pledge and security agreement in connection with that loan, the original note issued by Seller in connection with that loan marked canceled and discharged, UCC termination statements for each UCC statement, if any, filed with respect to any security interest in connection with that loan;

                  (h) Seller and Rebeil for no consideration shall have terminated the Executive Employment Agreement by and between Seller and Rebeil dated February 1, 1999;

                  (i) Seller and Magliarditi for no consideration shall have terminated the Executive Employment Agreement by and between Seller and Magliarditi dated February 1, 1999;

                  (j) All proceedings to be taken in connection with the transactions contemplated by this Agreement, and all documents incident thereto, shall be satisfactory in form and substance to Purchaser, and Purchaser shall have received copies of all documents and other evidence which Purchaser may reasonably request in connection with the transactions and of all records of corporate proceeding in connection herewith in form and substance satisfactory to Purchaser, including, without limitation, the following:

                           (i) The articles of incorporation of Seller certified
                  by the secretary of Seller;

                           (ii) The by-laws of Seller certified by the secretary
                  of Seller;

                           (iii) Resolutions of the Board of Directors of
                  Seller, authorizing and approving all matters in connection with this Agreement and the transactions contemplated hereby, certified by the secretary of Seller; and

                           (iv) Copies of all partnership proceedings of PZ and
                  DFM, authorizing and approving all matters in connection with this Agreement and the transactions contemplated hereby, certified by a general partner of PZ and the general partners of DFM, respectively; and.

                  (k) Seller, Rebeil, PZ, Magliarditi and DFM shall not be in violation of, and shall have fully complied with all provisions of, the Letter Agreement.

                                    ARTICLE 4
                        CLOSING AND DELIVERY OF DOCUMENTS

         4.1 CLOSING. The Closing shall be deemed to have occurred upon the date of signing of this Agreement. At the time of the signing, the following shall occur as a single integrated transaction.

         4.2      DELIVERY BY SELLER.

                  (a) Seller shall deliver to Purchaser the stock certificate representing the Shares and any and all other instruments of conveyance and transfer required by Paragraph 1.2 promptly after with the payment of the Purchase Price, but in no event later than three (3) days after the payment of the Purchase Price,.

                  (b) Seller shall deliver, or cause to be delivered, to Purchaser such instruments, documents and certificates as are required to be delivered by Seller or its representatives pursuant to the provisions of this Agreement.

         4.3      DELIVERY BY PURCHASER.

                  (a) Purchaser shall deliver the Purchase Price as required in Paragraph 1.3 in accordance with the following wire instructions:

                           Bank Name:       Bank of America
                           Branch:          Costa Mesa, California 92626
                           ABA No.:         121000358
                           Account No.:     09133-08583
                           Account Name:    2TheMart.com, Inc.

                  (b) Purchaser shall deliver, or cause to be delivered, to Seller such instruments, documents and certificates as are required to be delivered by Purchaser or its representatives pursuant to the provisions of this Agreement.

                                    ARTICLE 5
                              AMENDMENT AND WAIVER

         5.1 WAIVER AND AMENDMENT. Any term, provision, covenant, representation, warranty or condition of this Agreement may be waived, but only by a written instrument signed by the party entitled to the benefits thereof. The failure or delay of any party at any time or times to require performance of any provision hereof or to exercise its or his rights with respect to any provision hereof shall in no manner operate as a waiver of or affect such party's right at a later time to enforce the same. No waiver by any party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach or waiver of any other condition or of the breach of any other term, provision, covenant, representation or warranty. No modification or amendment of this Agreement shall be valid and binding unless it be in writing and signed by all parties hereto.

                                    ARTICLE 6
                                  MISCELLANEOUS

         6.1 ENTIRE AGREEMENT. This Agreement sets forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby, and supersedes all prior agreements, arrangements and understandings related to the subject matter hereof, except that the Letter Agreement remains in full force and effect. Other than the Letter Agreement, no understanding, promise, inducement, statement of intention, representation, warranty, covenant or condition, written or oral, express or implied, whether by statute or otherwise, which is not embodied in this Agreement is of any force or effect, and no party hereto shall be bound by or liable for any alleged understanding, promise, inducement, statement, representation, warranty, covenant or condition not so set forth.

         6.2 NOTICES. All notices provided for in this Agreement shall be in writing signed by the party giving such notice, and delivered personally or sent by overnight courier or messenger or sent by registered or certified mail (air mail if overseas), return receipt requested, or by telex, facsimile transmission, telegram or similar means of communication. Notices shall be deemed to have been received on the date of personal delivery, telex, facsimile transmission, telegram or similar means of communication, or if sent by overnight courier or messenger, shall be deemed to have been received on the next delivery day after deposit with the courier or messenger, or if sent by certified or registered mail, return receipt requested, shall be deemed to have been received on the third business day after the date of mailing.

Notices shall be sent to the addresses set forth below:

                           If to Seller:
                           -------------
                           2TheMart.com, Inc.
                           18301 Von Karman Avenue, 7th Floor
                           Irvine, California 92612
                           Facsimile: (949) 477-1221
                           Attn: Dominic J. Magliarditi, President

                           If to Purchaser:
                           ----------------
                           Net Investments, Inc.
                           c/o Park Corporation
                           6200 Riverside Drive
                           Cleveland, OH 44135
                           Facsimile: (216) 265-2632
                           Attn: Robert J. Peterson

         6.3 ARBITRATION. If a dispute or claim shall arise with respect to any of the terms or provisions of this Agreement, or with respect to the performance by either of the parties under this Agreement, then either party may, by notice as herein provided, require that the dispute be submitted to a single arbitrator recognized by the Cleveland office of the American Arbitration Association within fifteen (15) days after such notice is given. The written decision of the single arbitrator ultimately appointed by or for both parties shall be binding and conclusive on the parties. Judgment may be entered on such written decision by the single arbitrator in any court having jurisdiction, and the parties consent to the jurisdiction of the Common Pleas Court of Cuyahoga County, Ohio, for this purpose. Any arbitration undertaken pursuant to the terms of this Paragraph shall occur in Cuyahoga County, Ohio.

         6.4 CHOICE OF LAW AND VENUE. This Agreement and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of Ohio including all matters of construction, validity, performance, and enforcement and without giving effect to the principles of conflict of laws. Any action brought by any party hereto shall be brought within the State of Ohio, County of Cuyahoga.

         6.5 JURISDICTION. The parties submit to the jurisdiction of the courts of the State of Ohio or a federal court empanelled in the State of Ohio for the resolution of all legal disputes arising under the terms of this Agreement, including, but not limited to, enforcement of any arbitration award.

         6.6 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

         6.7 ATTORNEYS' FEES. Except as otherwise provided herein, if a dispute should arise between the parties including but not limited to arbitration, the prevailing party shall be reimbursed by the nonprevailing party for all reasonable expenses incurred in resolving such dispute, including reasonable attorneys' fees exclusive of such amount of attorneys' fees as shall be a premium for result or for risk of loss under a contingency fee arrangement.

         6.8 TAXES. Any income taxes required to be paid in connection with the payments due hereunder shall be borne by the party required to make such payment. Any withholding taxes in the nature of a tax on income shall be deducted from payments due, and the party required to withhold such tax shall furnish to the party receiving such payment all documentation necessary to prove the proper amount to withhold of such taxes and to prove payment to the tax authority of such required withholding.








                  [REMAINDER OF THIS PAGE INTENTIONALLY BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as of the date first written hereinabove.

PURCHASER                                    SELLER

NET INVESTMENTS, INC.                        2THEMART.COM, INC.

By:      /s/ Raymond P. Park                 By:  /s/ Dominic J. Magliarditi
         ------------------------------           --------------------------
         Raymond P. Park                                  Dominic J. Magliarditi
Title:   Chairman of the Board and                Title:  President
         Chief Executive Officer



DFM HOLDINGS, LTD.

By:      /s/ Steven W. Rebeil
         ------------------------------
         Dominic J. Magliarditi
         General Partner



PZ HOLDINGS LIMITED

By:      /s/ Steven W. Rebeil
         ------------------------------
         Steven W. Rebeil
         General Partner

  /s/ Steven W. Rebeil
  ------------------------------
  Steven W. Rebeil

  /s/ Dominic J. Magliarditi
  ------------------------------
  Dominic J. Magliarditi

                                    EXHIBIT A

                          REGISTRATION RIGHTS AGREEMENT


         This REGISTRATION RIGHTS AGREEMENT (the "Agreement") dated as of November 17, 1999, is among 2TheMart.com, Inc. (the "Company"), and Net Investments, Inc., an Ohio corporation (the "Purchaser") and each other Person who becomes a party to this Agreement by executing an Instrument of Accession in the form attached hereto as Exhibit A. Capitalized terms used herein but not otherwise defined herein have the meanings set forth in Section 1.

         WHEREAS, the Company desires to sell to the Purchaser, and the Purchaser desires to purchase from the Company, 2,000,000 shares of the Company's common stock, $0.0001 par value (the "Common Stock");

         WHEREAS, the Company intends to purchase the Common Stock pursuant to a Stock Purchaser Agreement, dated as of November 17, 1999, by and among the Purchaser, the Company, Steven W. Rebeil, Dominic J. Magliarditi, PZ Holdings Limited, a Colorado limited partnership, and DFM Holdings, Ltd., a Nevada limited partnership (the "Stock Purchase Agreement");

         WHEREAS, as a condition to the closing of the Stock Purchase Agreement, the Purchaser is required to grant the Company the registration rights contained in this Agreement;

         NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, and intending to be legally bound hereby, the parties agree as follows:

         SECTION 1. DEFINITIONS.

                  (a) "AGREEMENT" means this Registration Rights Agreement.

                  (b) "DEMAND REGISTRATION" has the meaning assigned to that term in Section 2 hereof.

                  (c) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

                  (d) "EXPIRATION DATE" has the meaning assigned to that term in
         Section 12.

                  (e) "HOLDER" means the Purchaser or any other Person to whom the Purchaser shall have assigned or transferred Registrable Securities in accordance with Section 13 of this Agreement.

                  (f) "INSTRUMENT OF ACCESSION" has the meaning specified in the preamble hereto.

                  (g) "PERSON" means any individual, corporation, limited liability company, partnership, association, trust or other entity or organization.

                  (h) "PIGGYBACK REGISTRATION" has the meaning assigned to that term in Section 3 hereof.

                  (i) "REGISTER," "REGISTERED," and "REGISTRATION" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act, or the securities laws of any jurisdiction other than the United States, and the declaration or ordering of effectiveness of such registration statement or document, or similar action in such other jurisdiction.

                  (j) "REGISTRABLE SECURITIES" means, all of the Common Stock acquired pursuant to the Stock Purchase Agreement and all the shares of the Company's common stock issued as a dividend or other distribution with respect to the Common Stock, or in exchange for or in replacement of the Common Stock (whether through stock dividends, stock splits, reclassifications, mergers, consolidations, recapitalizations or otherwise).

                  (k) "REGISTRATION EXPENSES" has the meaning assigned to that term in Section 6 hereof.

                  (l) "REGISTRATION RIGHTS" means the rights of the Purchaser to Demand Registration and Piggyback Registration pursuant to this Agreement and any other similar rights of any other Person that are in existence as of the date hereof.

                  (m) "SEC" means the Securities and Exchange Commission.

                  (n) "SECONDARY SECURITIES" has the meaning assigned to that term in Section 9 hereof.

                  (o) "SECURITIES ACT" means the Securities Act of 1933, as amended.

                  (p) "VIOLATION" has the meaning assigned to that term in
         Section 8(a) hereof.

         SECTION 2. REGISTRATION UPON DEMAND. At any time 90 days after the later of the date of this Agreement or the date on which the Company's registration statement on Form 10 filed with the SEC on August 26, 1999 becomes effective until the Expiration Date, upon the written request of the Purchaser that the Company effect the registration under the Securities Act of its Registrable Securities (which request shall specify the intended method of distribution thereof), the Company shall use its best efforts to register under the Securities Act (a "DEMAND REGISTRATION"), as expeditiously as may be practicable, the Registrable Securities that the Company has been requested to register; provided, however, that the Purchaser shall be not entitled to request
(a) more than three Demand Registrations, (b) any Demand Registration within the 6-month period immediately following the date of any previous request for a Demand Registration hereunder or the date of any previous request for a demand registration under a similar agreement with other shareholders of the Company, or (c) any Demand Registration for less than 650,000 shares of the Company's common stock.

         SECTION 3. PIGGYBACK REGISTRATION. If, at any time during the term of this Agreement, the Company proposes to register any securities under the Securities Act in connection with any offering of its securities, whether or not for its own account (other than a registration statement filed with respect to the issuance of Common Stock, or securities convertible into or exchangeable for Common Stock, or rights to acquire Common Stock, on Form S-4 or otherwise in connection with an acquisition, merger or other transaction or on Form S-8 with respect to shares issuable pursuant to options granted or to be granted to employees of the Company, or similar forms of registration statements applicable to "small business issuers" as defined in Rule 405 of the Securities Act), the Company shall furnish prompt written notice to the Purchaser of its intention to effect such registration and the intended method of distribution in connection therewith. On each such occasion, upon the written request of the Purchaser made to the Company within 15 days after the Purchaser's receipt of such a notice, the Company shall include in such registration such amount of the Registrable Securities as the Purchaser shall designate to the Company in writing (a "PIGGYBACK REGISTRATION"), subject to Section 8 hereof.

         SECTION 4. OBLIGATIONS OF THE COMPANY. Whenever the Company is required under this Agreement to effect the registration of any Registrable Securities, the Company shall, as expeditiously as may be practicable:

                  (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and to keep such registration statement effective for up to 90 days.

                  (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of applicable law with respect to the disposition of all securities covered by such registration statement.

                  (c) Furnish to the Purchaser the numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of applicable law, and any other documents as it may reasonably request, in order to facilitate the disposition of Registrable Securities owned by it.

                  (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities laws of such jurisdictions in which the securities are being registered as shall be reasonably requested by the Purchaser; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such jurisdiction.

                  (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.

                  (f) Provide or cause to be provided, at the request of the Purchaser, on the date that the Purchaser delivers its Registrable Securities to the underwriters for sale in connection with a registration pursuant to a Demand Registration, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purpose of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, address to the underwriters, if any, and to the Purchaser, and (ii) a "comfort" letter, dated such date, from the independent certified public accountant of the Company, in the form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering.

                  (g) Notify the Purchaser, at any time when a prospectus relating thereto is required to be delivered under applicable law, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of circumstances then existing.

         SECTION 5. FURNISH INFORMATION. It shall be a condition precedent to the obligation of the Company to take any action pursuant to this Agreement that the Purchaser shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of such securities as shall be reasonably required to effect the registration of the Registrable Securities.

         SECTION 6. EXPENSES OF REGISTRATION. With respect to a Demand Registration or a Piggyback Registration, the Company shall bear and pay all out-of-pocket expenses incurred in connection with the registrations, filings or qualifications of Registrable Securities, with respect to the registrations made pursuant to Sections 2 and 4, including, without limitation, all registration, filing, and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and reasonable fees and expenses of counsel representing the Purchaser (the "REGISTRATION EXPENSES"), but excluding underwriting discounts and commissions relating to Registrable Securities.

         SECTION 7. UNDERWRITING REQUIREMENTS. In connection with any offering involving an underwriting of shares of the Company's capital stock, the Company shall not be required under Section 4 to include any of the Registrable Securities of the Purchaser in the registration of the securities to be included in such underwriting, or in such underwriting itself, unless the Purchaser accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering, whether upon exercise of Registration Rights or otherwise (collectively, "SECONDARY SECURITIES"), exceeds the number of Secondary Securities that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only such number of Secondary Securities, including Registrable Securities, as the underwriters determine in their sole discretion will not jeopardize the success of the offering. The Secondary Securities so included shall be apportioned among the Purchaser and such other selling shareholders having exercised Registration Rights, pro rata in proportion to the total number of Secondary Securities, including Registrable Securities, owned by the Purchaser and such other selling shareholders, respectively, before any Secondary Shares shall be included on behalf of any other shareholder, or in such other proportion as may be agreed to by all such shareholders and the Purchaser.

         SECTION 8. INDEMNIFICATION. In the event any Registrable Securities are included in a registration statement under this Agreement:

                  (a) To the extent permitted by law, the Company will indemnify and hold harmless the Purchaser, any underwriter (as defined in the Securities Act or other applicable law) for the Purchaser and each Person, if any, who controls the Purchaser or underwriter within the meaning of the Securities Act, the Exchange Act or other applicable law, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act or other applicable law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or any violation or alleged violation by the Company of the Securities Act or other applicable law, or any rule or regulation promulgated under the Securities Act or other applicable law; and the Company will pay to the Purchaser, underwriter or controlling Person any reasonable legal or other expenses incurred by it in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 8(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Purchaser or such underwriter or controlling Person.

                  (b) To the extent permitted by law, the Purchaser will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act or other applicable law, any underwriter, and any controlling Person of any such underwriter, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing Persons may become subject, under the Securities Act or other applicable law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by the Purchaser expressly for use in connection with such registration; and the Purchaser will pay any reasonable legal or other expenses incurred by any Person to be indemnified pursuant to this
         Section 8(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Section 8(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Purchaser, which consent shall not be unreasonably withheld; and provided further, however, that in no event shall any indemnity under this Section 8(b) exceed the gross proceeds from the offering received by the Purchaser.

                  (c) Promptly after receipt by an indemnified party under this
         Section 8 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this
         Section 8, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this
         Section 8, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 8.

                  (d) The obligations of the Company and the Purchaser under this Section 8 shall survive the completion of any offering of Registrable Securities under a registration statement pursuant to this Agreement.

         SECTION 9. REPORTS. With a view to making available to the Purchaser the benefits of Rules 144 and 144A under the Securities Act, the Company agrees to do the following from the date of effectiveness of the Company's registration statement on Form 10 filed under the Exchange Act until the Expiration Date:

                  (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times;

                  (b) file with the SEC and the applicable authority in each other jurisdiction where the Company's securities are registered in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act, and the similar laws of each such other jurisdiction; and

                  (c) furnish to the Purchaser forthwith upon request a copy of the most recent annual or quarterly report of the Company and such other reports and documents filed by the Company with governmental authorities (including the SEC), and such other information as may be reasonably requested in availing the Purchaser of any rule or regulation of the SEC or similar authorities in any jurisdiction where the Company's securities are registered, which permits the selling of any such securities without registration.

         SECTION 10. "MARKET STAND-OFF" AGREEMENT.

                  (a) The Purchaser hereby agrees that, during the duration of the period specified by the Company and an underwriter of Common Stock or other securities of the Company following the effective date of a registration statement of the Company under the Securities Act (but no longer than 120 days), it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of any securities of the Company held by the Purchaser at any time during such period except Common Stock included in such registration and except in a private transaction in which the transferee of the Purchaser agrees to abide by the agreement of the Purchaser pursuant to this Agreement for the remaining duration of the period specified to the Purchaser by the Company and the underwriter. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions, consistent with the provisions of this Section 10, with respect to the shares of Common Stock of the Purchaser (and the shares or securities of every other Person subject to the foregoing restriction) until the end of such period.

                  (b) The Company hereby agrees that if the Purchaser effects a firm commitment underwriting of its Registrable Securities, then, during the duration of the period specified by the Purchaser and an underwriter of Purchaser's Registrable Securities following the effective date of a registration statement filed by the Company under the Securities Act pursuant to a Demand Registration (but no longer than 120 days or the period ending on the date on which the Purchaser has sold all of its securities registered under such registration statement), the Company shall not directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of any securities of the Company at any time during such period except (i) Common Stock included in such registration, (ii) in a private transaction in which the person acquiring such securities enters into an agreement substantially similar to the one contained in this Section 10(b), (iii) securities that are registered on a registration statement on Form S-4 or Form S-8, or any successor forms, (iv) pursuant to the exercise of any previously issued warrants or options, or (v) pursuant to existing stock option plans of the Company or future stock option plans of the Company that are approved by the Board of Directors.

         SECTION 11. LIMITATION ON SUBSEQUENT REGISTRATION RIGHTS. Except for the rights of others in existence on the date of this Agreement and the rights contemplated in this Agreement, from and after the date of this Agreement, the Company shall not, without the prior written consent of the Purchaser, which consent may not be unreasonably withheld, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder (i) to include such securities in any registration filed under Section 2, or (ii) to make a demand registration of such securities; provided, however, the Company may, without the Purchaser's prior written consent, grant demand registration rights on terms no more favorable to the investor than those provided to the Purchaser to any investor who invests not less than one million dollars ($1,000,000) in the Company.

         SECTION 12. TERMINATION. Except for the right to indemnification provided herein, the Purchaser shall not be entitled to exercise any right provided for in this Agreement after the earlier of (a) three years following the date of effectiveness of the Company's first registration statement filed under the Securities Act pursuant to this Agreement or (b) the date on which all of the Registrable Securities then owned by Purchaser may be immediately resold pursuant to Rule 144 (such date, the "EXPIRATION DATE").

         SECTION 13. SUCCESSORS AND ASSIGNS. This Agreement and the rights of any Holder hereunder may be assigned to, and shall inure to the benefit of, any Person to whom such Holder transfers Registrable Securities and the transferee agrees to be bound by all of the terms and conditions of this Agreement by executing and delivering to the Company an Instrument of Accession.

         SECTION 14. NOTICES. All notices, demands or requests required or permitted under this Agreement must be in writing, and shall be made by hand delivery, certified mail, overnight courier service, telex or telecopier: if to the Company, to 2TheMart.com, Inc. 18301 Von Karman Avenue, 7th Floor, Irvine, California 92612, telecopy (949) 477-1221, Attn: President; and if to the Purchaser, to Net Investments, Inc., c/o Park Corporation, 6200 Riverside Drive, Cleveland, Ohio 44135, telecopy (216) 265-2632, Attn: Robert J. Peterson; but any party may designate a different address by a notice similarly given to the other party hereto. Any such notice or communication shall be deemed given when delivered by hand, if delivered on a business day; on the next business day after being deposited for next-day delivery with Federal Express or a similar overnight courier; when receipt is acknowledged, if telecopied on a business day; and the next business day following the day on which receipt is acknowledged if telecopied on a day that is not a business day.

         IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first written above.

                                    COMPANY:

                                    2THEMART.COM, INC.

                                    By:
                                       -----------------------------------------
                                       Dominic J. Magliarditi, President

                                    PURCHASER:

                                    NET INVESTMENTS, INC.

                                    By:
                                       -----------------------------------------
                                       Raymond P. Park, Chairman of the Board
                                       And Chief Executive Officer

                                    EXHIBIT A

                             Instrument of Accession
                             -----------------------

                  Reference is made to that certain Registration Rights Agreement dated as of November 17, 1999, a copy of which is attached hereto (as amended and in effect from time to time, the "Registration Rights Agreement"), among 2TheMart.com (the "Company"), and Net Investments, Inc.

                  The undersigned, _________________________, hereby agrees that by his execution hereof the undersigned is a Holder and a party to the Registration Rights Agreement and all of the Company's common stock purchased by the undersigned (and any and all securities of the Company issued in respect thereof) are subject to all of the restrictions and conditions applicable to Registrable Securities as set forth in the Registration Rights Agreement. This Instrument of Accession shall take effect and shall become a part of said Registration Rights Agreement immediately upon execution. The undersigned acknowledges that the maximum number of Demand Registrations, including any Demand Registrations made by others, that may be made pursuant to the Registration Rights Agreement is three.

         Executed as of the date set forth below under the laws of the State of Ohio.


                                     Signature:
                                                --------------------------------

                                     Address:
                                                --------------------------------
                                                --------------------------------
                                                --------------------------------
                                     Date:
                                                --------------------------------
Accepted:

2TheMart.com, Inc.


By:
   ------------------------------
Date:
      ---------------------------

                                    EXHIBIT B

                               2THEMART.COM, INC.

                     CERTIFICATE OF CHIEF FINANCIAL OFFICER

         I, ________________, do hereby certify that I am the Chief Financial Officer of 2TheMart.com, Inc., an Oklahoma corporation (the "Company"), and further certify that:

               1. I am familiar with the Letter Agreement dated October 8, 1999 (the "Letter Agreement"), by and among Steven
                           W. Rebeil, Dominic J. Magliarditi, PZ Holdings Limited, DFM Holdings, Ltd., the Company and Net Investments, Inc.

               2. I understand that section 3 of the Letter Agreement provides that until October 9, 2001 neither Steven W. Rebeil nor Dominic J. Magliarditi may receive from the Company (i) any increase in their respective then-current salaries ($200,000 each), (ii) any bonuses (cash or non-cash), (iii) stock options, or
                           (iv) any other form of non-cash compensation.

               3. Neither Steven W. Rebeil nor Dominic J. Magliarditi has received from the Company any salary increase, bonus, stock option, or any form of non-cash compensation in violation of section 3 of the Letter Agreement.

                  IN WITNESS WHEREOF, I have hereunto set my hand this ____ day of ______, ______.



                                                --------------------------------
                                                Name:
                                                Title:   Chief Financial Officer

                                 Schedule 2.1(d)
                         Capitalization; Title to Shares



Chow Options for 2,500,000 shares of Seller's common stock

Employee Options for an aggregate of 513,200 shares of Seller's common stock

Consultant Options for 125,000 shares of Seller's common stock

                                 Schedule 2.1(e)
                      Conflicts; Consents of Third Parties



None.

                                 Schedule 2.1(f)
                           No Undisclosed Liabilities

                               2TheMart.com, Inc.
                        (a Development Stage Enterprise)
                                  Balance Sheet
                                October 31, 1999
                                   (unaudited)

----------------------------------------------------------------------------------------------------------

ASSETS

Cash and cash equivalents                                                                   $      684,628
Restricted cash                                                                                    124,448
                                                                                           ---------------
                  Total current assets                                                             809,076

Property and equipment
                  Computer hardware and software                                                 6,675,344
                  Furniture, fixtures and other office equipment                                   319,463
                  Marketing equipment                                                               19,159
                  Tenant improvements                                                              288,717
                  Less:  accumulated depreciation                                                 (10,938)
                                                                                           ---------------

                                                                                                 7,291,745
                                                                                           ---------------

Deposits                                                                                            20,832
                                                                                           ---------------

Total Assets                                                                                 $   8,121,653
                                                                                           ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                                             $     281,438

Other accrued liabilities                                                                           84,544
                                                                                             -------------
                  Total current liabilities                                                        365,982

Note payable to officer                                                                            250,000

Stockholders' Equity
Preferred stock, par value $0.0001; 25,000,000
                  shares authorized; none issued and outstanding                                         -

Common stock, par value $0.0001; 50,000,000
                  shares authorized; 25,600,430 issued and outstanding                               2,504

Additional paid-in capital                                                                      15,155,287


Deferred compensation expense                                                                  (3,195,856)

Deficit accumulated during the development stage                                               (4,456,264)
                                                                                              ------------
                                                                                                 7,505,671
                                                                                              ------------
Total Liabilities and Stockholders' Equity                                                    $  8,121,653
                                                                                              ============

                                 Schedule 2.1(g)
                                   Litigation



Class Action Lawsuits

1. Mary Ellen Harrington, On Behalf of Herself and All Others Similarly Situated v. 2TheMart.com, Steven W. Rebeil, and Dominic J. Magliarditi (No. SACV99-1127 DOX (ANX))
2. Vinh D. Diep, On Behalf of Herself and All Others Similarly Situated v. 2TheMart.com, Steven W. Rebeil, and Dominic J. Magliarditi (No. SACV99-1255 DOX (EEX))

                                 Schedule 2.1(h)
                               Material Contracts



None.

                                 Schedule 2.1(i)
                     Securities Issuance and Securities Laws



Seller is currently offering shares under a Private Placement Memorandum dated October 1, 1999 (the "PPM"), at a price of $1.50 per share of Seller's common stock, pursuant to which Seller expects to raise approximately $2,500,000. To date Seller has sold approximately 145,000 shares under the PPM and approximately six (6) other potential investors have expressed interest in the acquisition of shares under the PPM. The offer and sale of the shares under the PPM is exempt from the registration and prospectus delivery requirements of Securities Act pursuant to Section 4(2) and/or 3(B) of the Securities Act, and Rule 506 under Regulation D.

                                 Schedule 2.1(j)
                              Securities Ownership



Rebeil - 8,400,000 shares of Seller's common stock, which shares are owned by PZ, a partnership owned by Rebeil and his wife, Jilly Rebeil

Magliarditi - 5,600,000 shares of Seller's common stock, which shares are owned by DFM, a partnership owned by Magliarditi and his wife, Francine Magliarditi